As filed with the Securities and Exchange Commission on January 19, 2011
             File No. 811-22492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

MAINGATE TRUST
(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company (“Registrant”), on behalf of its series, the MainGate MLP Fund, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Memphis and the state of Tennessee on the 19, day of January 2011.

Signature: MAINGATE TRUST
                    on behalf of its series, the MainGate MLP Fund

By:       /s/ Matthew G. Mead
Matthew G. Mead
President

Attest:    /s/ Geoffrey P. Mavar
Geoffrey P. Mavar
Chief Financial Officer